

June 26, 2015

Barry J. Simon
President and Chief Operating Officer
Conkwest, Inc.
2533 South Coast Highway 101, Suite 210
Cardiff-by-the-Sea, California 92007

> **Re:** **Conkwest, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 19, 2015**
> **File No. 333-205124**

Dear Mr. Simon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2.   We note your response to comment 2 from our prior letter dated June 10, 2015, specifically your added reference to Dr. Soon-Shiong being "first introduced to us in 2006." Clarify the significance of this introduction. For example, was there any collaboration between Dr. Soon-Shiong and Dr. Klingemann on the development of the company's NK cell line?

Risk Factors, page 15

3.　　We note your response to comment 3 from our prior letter. In light of NantCell's and
Sorrento Therapeutic's involvement in the field of cell-based immunotherapy and the
numerous related-party transactions involving Dr. Soon-Shiong, please revise to include a
new risk factor discussing potential conflicts of interest from the independent cancer
treatment technologies being developed by Dr. Soon-Shiong's NantWorks' companies
and Dr. Soon-Shiong's other endeavors.

Liquidity and Capital Resources, page 79

Recent Equity Transactions, page 79

4.　　Please expand the disclosure to include the date, number of shares and price per share for
the $4.8 million of stock purchased from an employee. If the per share price was in
excess of the fair value as disclosed on pages 86, please disclose the amount of the
compensation recorded.

Stock Compensation, page 84

5.　　Refer to your discussion of Retroactive Reassessment of Estimated Fair Value of
Common Stock on page 89. We note that you issued common stock for $35.54 per share
from June 10, 2015 to June 18, 2015. We also note that these issuances occurred after the
spin-off of Bank Biologics and Coneksis on June 9, 2015, which reduced your revenue
for the period ended March 31, 2015 by 95.8%. In light of these transactions, tell us why
you believe the use of the linear extrapolation model was appropriate instead of an
enterprise value model or another method that integrates changes in your business over
the period from January 2015 to June 2015. We may have further comment based on
your response.

Business, page 92

6.　　We note your response to comment 5 from our prior letter. Please provide a clear history
of the company prior to the arrival of Dr. Soon-Shiong, including a history of the
development of its work related to NK cells.

Our Strategy, page 97

7.　　We note your disclosure on page 73 regarding the spin-out to Bank Biologics of all
revenue-earning license agreements that allow third parties to use your cell lines for non-
clinical purposes. Please revise to clarify the purpose of that business decision in light of
your disclosure on page 98 and elsewhere that your strategy includes pursuing licensing
opportunities with pharmaceutical companies. We also note the statement on page 74
under "Revenue" that you expect your revenue from licensing agreements to decrease to
a nominal amount as a result of the spin-out.

Financial Statements

Note 5 – Investment in Inex Bio, Inc., page F-16 and Note 17 - Subsequent Events, page F-34

8.   Refer to your response to comment 10. Please tell us how you determined that Inex Bio
      and Conkwest were not under the common control of Dr. Soon-Shiong prior to your
      acquisition of Inex Bio. Please explain the basis for your conclusion in light of Dr. Soon-
      Shiong being the sole member of Cambridge, which owned a substantial equity interest in
      Inex Bio prior to your acquisition of Inex Bio, and also being a majority owner of the
      Company.

9.   Refer to your response to comment 11. Please address whether Dr. Soon-Shiong's role as
      sole member of Cambridge was considered significant influence over the operations of
      Inex Bio, which was owned by Cambridge and controlled by Dr. Soon-Shiong. Please
      also explain the proportion of voting control available to Dr. Soon-Shiong over the public
      company "other investor" in South Korea. Please tell us how these relationships between
      Dr. Soon-Shiong, Dr. Simon and Inex Bio impacted your evaluation of the accounting for
      your investment under the cost method rather than the equity method and how you
      determined whether you can exert significant influence over Inex Bio given these
      relationships.

10.   Refer to your response to comment 12. We note on page 86 that the estimated fair value
      for financial statement purposes was $18.53 per share in March 2015 and that warrants to
      purchase 1,729,729 shares of your Class A common stock at a price of $3.70 per share
      were issued to the sellers. Please provide a detailed analysis of significance that includes
      the value of all consideration provided to the sellers in the acquisition of Inex Bio using
      the guidance in Rule 8-04 of Regulation S-X.   Please also revise the disclosure to
      quantify the consideration provided to the sellers, including the value of the warrants.

11.   Please also tell us how you determined the fair value of the Inex Bio acquisition,
      including whether there was a compensatory portion of the consideration for Dr. Soon-
      Shiong.

12.   Refer to your disclosure of the Spinout of Bank Biologics and Coneksis on page F-34.
      We note that you have spun-out the non-clinical laboratory testing and veterinary
      oncology operations. We note on page F-35 that you are able to quantify the revenues
      and expenses for these businesses and that the royalties to be received are only low
      single-digit percentages. Please tell us why you believe that these businesses are not
      separate components and should not be accounted for as discontinued operations pursuant
      to ASC 205-20-45-1B.

13.   Please also revise your description of business and revenue recognition accounting policies to reflect your decision to exit these businesses or tell us why you believe such a revision is not necessary.

Note 10 – Commitments and Contingencies, page F-20

14.   Refer to the disclosure of the Rush University Medical Center License Agreement on page F-23. Please expand the disclosure to clarify whether the payment of the minimum annual royalty of $25 in 2004 is considered the first payment of royalties under the 12 year agreement.

15.   Refer to your response to comment 16. We note that you believe that the lack of a consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology would not be considered a material loss contingency. Please provide disclosure of these risks and uncertainties pursuant to ASC 275-10-50-1.

Financial Statements – March 31, 2015

Note 8 – Stock Based Compensation, page F-52

16.   Please revise to include all disclosures required pursuant to ASC 718-10-50 and ASC 270-10-S99-1(a)(5), including the fair value of the options granted and warrants issued to an officer.

17.   Please provide us with a detailed analysis of the compensation expense for the period ended March 31, 2015 that shows the amounts attributed to each of the equity grants on page 86 and also integrates the estimated fair values of common stock disclosed in the table.

Note 9 – Fair Value Measurement, page F-53

18.   Please expand the disclosure on page F-54 to include the amount of the marketability discount as of March 31, 2015 and 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Daniel Koeppen
        Wilson Sonsini Goodrich & Rosati